Exhibit 99.1

ACCO GROUP HOLDINGS LIMITED

Acco Group Holdings Limited Announces Unaudited Financial Results For The Six Months Ended December 31, 2025

Hong Kong, June 30, 2026 (GLOBE NEWSWIRE) — Acco Group Holdings Limited (“we”, “ACCL” or the “Company”) (Nasdaq: ACCL) is an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Cayman Islands”) with no material operations of its own. The Company operates as a holding entity with no direct business activities. Through its wholly-owned subsidiaries, Accolade Corporate Services Limited and Accolade Consultants Limited in Hong Kong, and Accolade IP (SG) Pte. Ltd. in Singapore, the Group provides corporate secretarial and accounting services in Hong Kong, as well as intellectual property (“IP”) registration services in Singapore.

The Company today announced its unaudited financial results for the six months ended December 31, 2025.

First Half of 2026 Financial and Operating Highlights

•        Revenue increased by 1.0% from US$2,612,597 to US$2,638,840

•        Costs of revenue increased by 7.9% from US$1,485,218 to US$1,602,130

•        Selling expenses increased by 10.2% from US$214,904 to US$236,846

•        Administrative expenses increased by 119.1% from US$332,498 to US$728,576

•        Net income decreased by 83.2% from US$561,317 to US$94,197

Mr. Yuen Yuk, HAU, Director, Chief Financial Officer and Chairman of the Board of Directors of the Company, commented, “Founded in 2009, we are a multi-disciplinary, IT-driven corporate service provider with a strong presence in Hong Kong and Singapore. It is our mission to empower businesses with excellent, technology-based corporate services. We and our Operating Subsidiaries strive to be the trusted partner of choice for enterprises of all scales, providing comprehensive solutions that ensure compliance, enhance operational efficiency, and support business growth. We and our Operating Subsidiaries are dedicated to innovation, integrity and the continuous development of our team, enabling us to meet the evolving needs of Hong Kong, Singapore, and the global business community.

“We are also proud to announce that the Company has listed its shares on the Nasdaq Capital Market on October 17, 2025 and the shares of the Company’s shares are now trading on the Nasdaq under ticker “ACCL.” We believe the listing on Nasdaq is an important milestone for the Company. We will actively explore options for the Company to grow further and create value for our shareholders” concluded Mr. HAU.

FINANCIAL RESULTS

Revenue

Our total revenue increased modestly by US$26,243 (or 1%), from US$2,612,597 for the six months ended December 31, 2024, to US$2,638,840 for the six months ended December 31, 2025. This stable top-line performance reflects healthy organic growth within our corporate secretarial services and accounting services lines, which effectively offset a slowdown in our IP registration services. The revenue mix continues to shift toward recurring, service-based income streams, enhancing overall revenue stability and visibility.

Revenue from corporate secretarial services increased by US$70,842 (or 4.6%), from US$1,548,104 for the six months ended December 31, 2024 to US$1,618,946 for the six months ended December 31, 2025, primarily driven by a steady expansion of our client base. The total number of active corporate secretarial clients grew from 2,764 to 2,972, representing an increase of 208 clients, or 7.5%. Average revenue per client declined slightly from approximately US$560 to US$545. This decrease was mainly attributable to introductory pricing strategies designed to attract new early-stage corporate clients and strengthen long-term recurring revenue streams.

Accounting services represented the fastest-growing division during the period, with the revenue increasing by US$130,910 (or 26.5%) from US$493,520 for the six months ended December 31, 2024 to US$624,430 for the six months ended December 31, 2025. The total number of active accounting clients increased from 476 to 494, representing a 3.8% growth in client base. In addition, average revenue per client rose from approximately US$1,037 to US$1,264, reflecting an increase in service scope and engagement depth per client. This strong double-digit growth was driven i) continued new client acquisition, ii) expansion of service offerings to existing clients, and iii) increased demand for more comprehensive accounting and compliance support.

The gains in our other operational divisions were partially offset by US$175,509, or (30.7%), decline in IP registration revenue, which decreased from US$570,973 for the six months ended December 31, 2024 to US$395,464 for the six months ended December 31, 2025. Although our IP registration client base remained relatively stable, declining only modestly from 210 to 191 clients, average revenue per client decreased from approximately US$2,719 to US$2,070. The decline was primarily attributable to a transitional change in key sales personnel within our Singapore office. This turnover temporarily disrupted client relationship management and pipeline execution, resulting in reduced high-value filings and delayed application activity from existing enterprise clients during the six-month period. Management expects performance in this division to stabilize as the sales team transition has been completed and client engagement efforts normalize.

Overall, Operating Subsidiaries maintained operational stability, our overall revenue remained stable, supported by continued expansion of our recurring service lines.

Costs of revenue

Our cost of revenue increased by US$116,912, or 7.9%, from US$1,485,218 for the six months ended December 31, 2024, to US$1,602,130 for the six months ended December 31, 2025. The increase was primarily attributable to higher personnel-related expenses incurred to support the expansion of our corporate secretarial and accounting service lines. The increase was partially offset by lower costs associated with IP registration services, which declined in line with reduced filing activity during the period.

Gross profit

Our gross profit decreased by US$90,669, from US$1,127,379 for the six months ended December 31, 2024, to US$1,036,710 for the six months ended December 31, 2025. Gross profit margin declined from 43.2% to 39.3% over the same period.

The decrease was primarily attributable to the 7.9% increase in cost of revenue, which exceeded revenue growth of 1.0%. The increase in cost of revenue was mainly driven by higher personnel-related expenses to support expansion in our corporate secretarial and accounting service lines. Additionally, changes in revenue mix during the period contributed to the margin contraction.

Overall, the decline in gross margin reflects higher operating costs relative to revenue growth during the period for the six months ended December 31, 2025.

Operating expenses

Operating expenses consist of selling and marketing expenses and general and administrative expenses. Total operating expenses increased by US$418,020, or 76.4%, from US$547,402 for the six months ended December 31, 2024 to US$965,422 for the six months ended December 31, 2025.

Selling and marketing expenses increased by US$21,942 or 10.2% from US$214,904 for the six months ended December 31, 2024 to US$236,846 or the six months ended December 31, 2025. The increase was primarily attributable to higher advertising expenditures, including increased television advertising during the period.

General and administrative expenses saw an increase of US$396,078 or 119.1%, from US$332,498 for the six months ended December 31, 2024 to US$728,576 for the six months ended December 31, 2025. The increase was primarily due to higher legal, audit, and other professional fees incurred in connection with the preparation for and completion of our initial public offering.

Other income, net

Other income primarily represents interest income and exchange gain or loss. Our other income decreased by US$7,901 or 22.1% from US$35,788 for the six months ended December 31, 2024 to US$27,887 for the six months ended December 31, 2025. The decrease was primarily attributable to lower interest income following the maturity of certain fixed deposits during 2025, which were not renewed at comparable balances. In addition, the Company recorded higher foreign exchange losses during the period compared to the prior year.

Income tax expense

Our income tax expenses decreased by US$49,470 or 90.9%, from US$54,448 for the six months ended December 31, 2024 to US$4,978 for the six months ended December 31, 2025 due to a decrease in taxable income during the period.

Net income

As a result of the foregoing, we reported a net income of $94,197 for the six months ended December 31, 2025, as compared to a net income of $561,317 for the six months ended December 31, 2024 due to the reasons discussed above.

About Acco Group Holdings Ltd

We are an exempted company with limited liability, incorporated under the laws of the Cayman Islands on May 31, 2024, as an investment holding company. Our business operations are conducted through our indirect wholly-owned Operating Subsidiaries, namely ACSL and ACL in Hong Kong and ASG in Singapore. Under the “Accolade” brand, our Operating Subsidiaries specialize in offering corporate secretarial services and accounting services in Hong Kong, as well as intellectual properties (“IP”) registration services in Singapore. Leveraging advanced IT solutions, our Operating Subsidiaries provide comprehensive, reliable and professional support to our clients, enabling them to focus on their core business activities while our Operating Subsidiaries manage and handle their corporate compliance needs. Our clientele ranges from individual clients, small and medium-sized enterprises to multinational corporations, reflecting our ability to cater to diverse business needs with tailored, technology enhanced solutions. “Accolade” is a trademark registered under a related party of the Company and licensed for use to ACSL, ACL and ASG.

For more information, please visit the Company’s website: https://www.accogroups.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s announcement and other filings with the SEC.

For more information, please contact:

Acco Group Holdings Limited
Investor Relations
Email: ir@accogroups.com

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